



New York Stock Exchange
11 Wall Street
New York, NY 10005

February 9, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of HNR Acquisition Corp, under the Exchange Act of 1934:

- Units, each consisting of one share of Common Stock, $0.0001 par value, and one redeemable Warrant
- Common Stock, $0.0001 par value
- Warrants, each whole warrant exercisable for three quarters of one share of Common Stock at an exercise price of $11.50 per whole share

Sincerely,